CONSENT OF QUALIFIED PERSON

TO: British Columbia Securities Commission
Alberta Securities Commission
Autorité des marches financiers

RE: Anooraq Resources Corporation ("Anooraq Resources") Consent under National Instrument 43-101

I, Prof. Sybrand A de Waal (Pr.Sci.Nat, HFGSSA), do hereby consent to the filing with the regulatory authorities referred to above and to the written or electronic disclosure of the Technical Report entitled "Technical Report: Lebowa Platinum Mine, Limpopo Province, South Africa", and to extracts from, or a summary of, the Technical Report being included in the management information circular of Anooraq Resources dated May 13, 2009 (the "Information Circular").

I have read the Information Circular and confirm that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Submitted this 15th day of May, 2009.

Signed,

Prof. S A de Waal (Pr.Sci.Nat, HFGSSA)

Associate – Deloitte Mining Advisory Services

Deloitte Consulting (Pty) Ltd

Building 4

Deloitte Place

The Woodlands

Woodlands Drive

Woodmead Sandton

Johannesburg